EXHIBIT 4.2

PROMISSORY NOTE

$ 25,000

Denver, Colorado, March 25, 2017

This Revolving Note (this “Note”) is between Bakhu Holdings, Corp (“Borrower”) a Nevada Corporation and Somerset Private Fund, Ltd. (“Lender”), a Colorado Corporation with offices and places of business in Colorado. This Note shall be governed under the laws of the State of Colorado and any disputes resulting from this Note will be settled in Colorado or Nevada courts, and both parties consent to the jurisdiction of Denver District, county, state and Federal courts as well as Nevada, Clark County, and Federal courts.

FOR VALUE RECEIVED, Borrower promises to pay to the order of Lender at its offices located at 387 Corona St., Suite 555, Denver, CO 80218, or at such other place as the holder hereof may from time to time designate to Borrower in writing:

(i)	The principal sum of up to $ 25,000 or if different from such amount, the unpaid principal balance of Revolving Loans as may be due and owing from time to time under the Note, payable in accordance with the provisions of the Note subject to accelerating upon the occurrence of an event of Default under the Note.

(ii)	This note is unsecured.

(iii)	Costs of collection and legal fees are to be paid by Borrower.

TERMS AND INFORMATION

1. Borrower Information

Bakhu Holdings, Corp.

2. Terms of Note

Up to $ 25,000 as a revolving line

3. Interest and Fees

Interest Rate of 15% per annum shall accrue on all outstanding balances owed; a 24% maximum per annum (default rate) plus costs and attorney fees, interest to accrue over the term of the loan and added to and paid with the principal at the term of the loan. A 1.5% loan renewal fee shall be assessed on the total unpaid principal and accrued interest amount owed at the time the Maturity Date is reached and whereby the Borrower has requested an extension of such Maturity Date according to the terms of the Note. This fee will be added to the total amount outstanding and payable as of the date the Note would have matured if such an extension had not been exercised. A loan renewal fee shall be assessed for each and every one-year term extension of Maturity Date exercised.

4. Collateral and Security

NONE

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5. Representations, Warranties and Covenants

Financial Reporting deemed “delivered” when filed with under Section 12(g) with the US Securities and Exchange Commission.

6. Term

Note shall have original Maturity Date of one year (beginning March 25, 2017) with up to seven additional years, in one-year intervals with a not-to-exceed final Maturity Date of March 26, 2024

7. Default and Late Fees

There shall be a late fee of 5% of any amount due and unpaid at such time as the Note is either called or reaches the Maturity Date and the Borrower fails to pay all monies owed at that time or extend said Maturity Date. There shall be no payments required until the Maturity Date of the Note, or in the case of the Call Date by the holder of this Note.

8. Notices

All notices may be sent by US Mail, email, fax or hand delivery to:

The Borrower:	Bakhu Holdings, Corp., 387 Corona St., Suite 555 Denver, CO 80218 bkuh@somerset.vc

The Lender:	Somerset Private Fund, Ltd. 387 Corona St., Suite 555 Denver, CO 80218 Email: robert@somerset.vc

All the above terms were agreed to by the parties this 25 Day of March, 2017:

Somerset Private Fund, Ltd	Bakhu Holdings, Corp.

/s/ Jodi K. Stevens	/s/ Robert L. Stevens
Jodi K. Stevens, Secretary	Robert L. Stevens, Receiver
Acting under its Statutory Authority

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